CERTIFICATE OF QUALIFIED PERSON
Neil Inwood, MAusIMM
3 Gungurru Court Swan View. Western Australia, 6056

I, Neil Andrew Inwood, am a Specialist Resource Consultant, with the firm of Coffey Mining Pty Ltd (formerly known as RSG Global Consulting Pty Ltd) of 1162 Hay Street, West Perth, WA, 6005, Australia. I carried out this assignment for Mine and Quarry Engineering Services Inc (MQes) with an office at 1730, South Amphlett Blvd, Suite 200, San Mateo, California 94402, USA;

This certificate applies to the technical report entitled "Readdressed Technical Report Peak Mine, New South Wales, Australia" effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a member of the Australasian Institute of Mining and Metallurgy in Australia. I graduated from Curtin University of Technology in Western Australia with a BSc in Geology in 1993 and a PGradDip in Hydro-Geology in 1994. In 2007, I graduated from the University of Western Australia with an MSc in Geology;

I have worked as a geologist in the minerals industry for 12 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold, base metals and nickel;

I personally visited the Peak Gold Mine in New South Wales between March 5th to 9th, 2007 as part of the due diligence necessary to compile this report;

I am responsible for the preparation of sections 7, 8, 9, 10, 11, 12, 13, 14, 17.0 to 17.8 and contributed to sections 1, 20 to 22 of the Readdressed Technical Report on the Peak Mine, New South Wales, Australia, effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd. (formerly GPJ Ventures Ltd.), Metallica Resources Inc. and New Gold Inc. as independence is described by Section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). I have not received, nor do I expect to receive, any interest, directly or indirectly, in Peak Gold Mine Pty Ltd., Peak Gold Ltd., Metallica Resources Inc. or New Gold Inc.

MQes was retained by Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. to prepare a Technical Report for the Peak Gold Mine in accordance with NI 43-101. The report is based on our review of project files and information provided by Peak Gold Mines Pty Ltd. and discussions with company personnel.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading as of the effective date of the report.

/s/Neil Andrew Inwood
Neil Andrew Inwood, MAusIMM Coffey Mining Pty Ltd.
Dated: May 26, 2008